LEAD INVESTOR

Debra Adams Angel Investor

We need to improve our transportation system now, not years from now. Plugging in expensive electric cars using electricity is not viable for most of us. The Ichor game changing technology reduces operating costs and ecological footprint for transportation, construction, mining and maritime shipping companies. Emissions would be reduced by 90% and fuel costs by 30%. How? The Ichor patented injector causes greater atomization to the fuel at much higher pressures, leading to a more thorough burn at a much lower temperature than the traditional common rail diesel system now in use. The air we breathe would be much cleaner and fuel cost and consumption significantly reduced. There needs to be a bridge to the future and with the Ichor injector we can cross it now for a cleaner, greener tomorrow.

Invested $100,000 this round